FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March 2004

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                              HANG SENG BANK LIMITED
                             2003 RESULTS - HIGHLIGHTS

   -Operating profit before provisions up 2.0 per cent to HK$11,475 million
    (HK$11,255 million in 2002).

   -Operating profit of HK$10,683 million, maintained at 2002 level
    (HK$10,684 million in 2002).

   -Pre-tax profit down 0.9 per cent to HK$11,137 million (HK$11,242 million in 2002).

   -Attributable profit down 3.8 per cent to HK$9,539 million (HK$9,920 million in 2002).

   -Return on average shareholders' funds of 23.4 per cent (23.1 per cent in 2002).

   -Total assets up 6.0 per cent to HK$503.0 billion (HK$474.7 billion at 31
    December 2002).

   -Earnings per share down 3.9 per cent to HK$4.99 (HK$5.19 per share in 2002).

   -Dividend per share of HK$4.90 (HK$5.40 per share in 2002, including a special dividend of HK$0.50 per share).

   -Total capital ratio of 13.2 per cent (14.2 per cent at 31 December 2002);
    tier 1 capital ratio of 11.3 per cent (11.9 per cent at 31 December 2002).

   -Cost:income ratio maintained at 25.4 per cent (25.4 per cent in 2002).

Note: Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.

Hang Seng Bank attributable profit down 3.8 per cent to HK$9,539 million

Hang Seng Bank Limited (the bank) and its subsidiary and associated companies (Hang Seng) reported a profit attributable to shareholders of HK$9,539 million for 2003, a decrease of 3.8 per cent compared with 2002. Earnings per share of HK$4.99 were 3.9 per cent lower than in 2002.

Operating profit before provisions rose by HK$220 million, or 2.0 per cent, to HK$11,475 million, attributable to the encouraging 21.4 per cent growth in other operating income, which outweighed the fall of 5.8 per cent in net interest income. The net charge for bad and doubtful debts increased by HK$221 million, or 38.7 per cent. This reflected a large release in general provisions of HK$330 million in 2002 which was not repeated in 2003. Specific provisions were reduced by HK$103 million, or 11.4 per cent. As a result, operating profit was maintained at the same level as in 2002. Profit before tax amounted to HK$11,137 million, which was HK$105 million, or 0.9 per cent, lower than in 2002. Attributable profit fell by HK$381 million, or 3.8 per cent, taking into account the increase in the Hong Kong profits tax rate from 16.0 per cent to 17.5 per cent and after deducting the minority interest of Hang Seng Life Limited (HSLL). Excluding the impact of the release in general provisions in 2002 and the increase in the profits tax rate, the attributable profit for 2003 would have increased by HK$69 million, or 0.7 per cent, over 2002.

Total assets grew by HK$28.3 billion or 6.0 per cent, to HK$503.0 billion, compared with HK$474.7 billion at 31 December 2002, driven by an increase of 6.3 per cent in customer deposits. There has been a further shift of time deposits to savings under a persistently low interest rate environment. Advances to customers recorded a growth of 2.2 per cent during 2003, mainly in corporate lending and trade advances, while mortgages under the Government Home Ownership Scheme (GHOS) continued to fall. Investment in debt securities also rose, mainly through the deployment of funds from customer deposits.

Shareholders' funds (excluding proposed dividends) fell by HK$576 million, or
1.6 per cent, to HK$36,200 million at 31 December 2003. This was the net result of the increase in retained profits and the reduction in property revaluation reserves following the annual property revaluation exercise.

The return on average total assets was 2.0 per cent (2.1 per cent in 2002). The return on average shareholders' funds was 23.4 per cent, compared with 23.1 per cent in 2002.

The advances to deposits ratio fell to 52.2 per cent at 31 December 2003 compared with 54.3 per cent at 31 December 2002, the effect of a faster pace of growth in customer deposits than customer advances during 2003. Hang Seng continued to maintain a strong liquidity position, with the average liquidity ratio in 2003 (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) at 46.2 per cent (44.4 per cent in 2002).

Note: Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.

The total capital ratio at 31 December 2003 was 13.2 per cent (14.2 per cent at 31 December 2002) and the tier 1 capital ratio was 11.3 per cent (11.9 per cent at 31 December 2002).

The cost:income ratio of 25.4 per cent was unchanged from 2002.

The Directors have declared a third interim dividend of HK$1.80 per share, which will be payable on Thursday, 25 March 2004 to shareholders on the Register of Shareholders as of Wednesday, 17 March 2004. Together with the first and second interim dividends of HK$2.10 and HK$1.00 per share respectively, the total distribution for 2003 will amount to HK$4.90 per share (HK$5.40 per share in 2002, including a special dividend of HK$0.50 per share).

The total dividends for the year represent 98 per cent of the attributable profit for 2003 (94 per cent in 2002 excluding special interim dividend paid out of retained profits). This should not be taken as an indication of future dividend levels.

Comment by David Eldon, Chairman

"Hang Seng remained resilient in a year affected by SARS. Attributable profit for 2003, at HK$9,539 million, was 3.8 per cent lower than the previous year. Excluding the increase in the profits tax rate for the year and a large release in general provisions in 2002, attributable profit actually increased marginally by 0.7 per cent.

"For the period 1999 to 2003, the bank exceeded its managing for value target of doubling shareholder value in five years. The total return for shareholders was
106.3 per cent as measured by share price appreciation and reinvested dividends. In the next five years of 2004 to 2008, the bank will be guided by our new strategic plan to achieve strong competitive growth in earnings per share and operating efficiency in terms of the cost:income ratio.

"The Hong Kong economy rebounded in the second half of 2003, benefiting from the closer economic partnership between mainland China and the territory. While unemployment is improving and deflation is receding, the banking industry is facing the challenges of rising customer expectations, subdued credit and depressed margins. Hang Seng will sustain profitability by deepening relationships, diversifying income, implementing robust cost discipline and expanding its foothold in mainland China. The announced deal to acquire 15.98 per cent of Industrial Bank Co. Ltd.'s enlarged capital is part of our plan to grow through partnerships as well as organically in the mainland."

The financial information in this news release is based on the audited consolidated accounts of Hang Seng Bank Limited and its subsidiary and associated companies for the year ended 31 December 2003.

Highlights of Results and Chairman's Comment

Contents

Consolidated Profit and Loss Account

Consolidated Balance Sheet

Consolidated Statement of Changes in Equity

Economic Profit

Consolidated Cash Flow Statement

Financial Review

    Net interest income

    Other operating income

    Operating expenses

    Provisions for bad and doubtful debts

    Profit on tangible fixed assets and long-term investments

    Taxation

    Earnings per share

    Dividends per share

    Segmental analysis

    Cash and short-term funds

    Placings with banks maturing after one month

    Certificates of deposit

    Securities held for dealing purposes

    Advances to customers

    Provisions against advances to customers

    Non-performing advances to customers and provisions

    Overdue advances to customers

    Rescheduled advances to customers

    Repossessed assets

    Segmental analysis of advances to customers by geographical area

    Gross advances to customers by industry sector

    Long-term investments

    Other assets

    Current, savings and other deposit accounts

    Deposits from banks

    Other liabilities

    Shareholders' funds

    Capital resources management

    Liquidity ratio

    Reconciliation of cash flow statement

    Contingent liabilities, commitments and derivatives

    Cross border claims

Additional Information

    Accounting policies

    Comparative figures

    Property revaluation

    Market risk

    Foreign currency positions

    Material related-party transactions

    Statutory accounts

    Ultimate holding company

    Register of shareholders

    News release


Consolidated Profit and Loss Account


                                              Year ended   Year ended
                                                 31Dec03      31Dec02
Figures in HK$m                                              restated^

Interest income                                   12,846       14,960
Interest expense                                  (2,667)      (4,155)
Net interest income                               10,179       10,805
Other operating income                             5,198        4,282
Operating income                                  15,377       15,087
Operating expenses                                (3,902)      (3,832)
Operating profit before provisions                11,475       11,255
Provisions for bad and doubtful debts               (792)        (571)
Operating profit                                  10,683       10,684
Profit on tangible fixed assets and
  long-term investments                              461          461
Net deficit on property revaluation                  (37)         (36)
Share of profits of associated companies              30          133
Profit on ordinary activities before tax          11,137       11,242
Tax on profit on ordinary activities              (1,423)      (1,307)
Profit on ordinary activities after tax            9,714        9,935
Minority interests                                  (175)         (15)
Profit attributable to shareholders                9,539        9,920
Retained profits at 1Jan
- as previously reported                          19,242       19,499
- arising on change in accounting policies           198          254
- as restated                                     19,440       19,753
Transfer of depreciation to
  premises revaluation reserve                        68           79
Realisation on disposal of premises and
  investment properties                               23            9
Exchange and other adjustments                        18            3
Dividends                                         (9,368)     (10,324)
Retained profits at 31Dec                         19,720       19,440

Figures in HK$

Earnings per share                                  4.99         5.19
Dividends per share                                 4.90         5.40

^Certain figures for 2002 have been restated to reflect the adoption of Hong
Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on
'Income taxes', details of which are set out in Note 1 of the additional information on page 49.

Consolidated Balance Sheet

                                               At 31Dec03   At 31Dec02
Figures in HK$m                                               restated^

Assets
Cash and short-term funds                          71,903       77,784
Placings with banks maturing after one month       18,029       30,919
Certificates of deposit                            28,683       30,120
Securities held for dealing purposes                1,232        1,198
Advances to customers                             229,466      224,562
Amounts due from immediate holding company
  and fellow subsidiary companies                  13,715        7,471
Long-term investments                             113,881       79,169
Investments in associated companies                   549          672
Tangible fixed assets                               9,565       10,439
Other assets                                       15,936       12,320
                                                  502,959      474,654

Liabilities
Current, savings and other deposit accounts       439,913      413,693
Deposits from banks                                 1,202        1,072
Amounts due to immediate holding company
  and fellow subsidiary companies                   2,412        1,615
Other liabilities                                  19,147       14,745
                                                  462,674      431,125

Capital resources
Minority interests                                    644          444
Share capital                                       9,559        9,559
Reserves                                           26,641       27,217
Proposed dividends                                  3,441        6,309
Shareholders' funds                                39,641       43,085
                                                   40,285       43,529
                                                  502,959      474,654

^Certain figures for 2002 have been restated to reflect the adoption of Hong
Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on
'Income taxes', details of which are set out in Note 1 of the additional information on page 49.

Consolidated Statement of Changes in Equity

                                               Year ended   Year ended
                                                  31Dec03      31Dec02
Figures in HK$m                                               restated^

Shareholders' funds at 1Jan
- as previously reported                           43,564       44,952
- arising on change in accounting policies           (479)        (561)
- as restated                                      43,085       44,391

Decrease in revaluation reserve of premises          (285)        (344)
Deferred tax adjustment on revaluation of premises
  arising from adoption of HKSSAP 12                  (80)          29
Decrease in revaluation reserve of
  investment properties
- bank and subsidiary companies                      (273)        (270)
- associated company                                 (125)         (13)
Long-term equity investment revaluation
  reserve
- unrealised gain/(deficit) on revaluation            410         (840)
- realisation on disposal                            (410)        (423)
Deferred tax adjustment on revaluation of
  long-term equity investment arising from
  adoption of HKSSAP 12                                (2)           -
Exchange and other adjustments                         18            3
Net losses recognised in shareholders' funds
  for the year                                       (747)      (1,858)
Profit attributable to shareholders for the
  year                                              9,539        9,920
Dividends                                         (12,236)      (9,368)
Shareholders' funds at 31 December                 39,641       43,085



^Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.

Economic Profit

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. For the year 2003, the return on invested capital was HK$9,649 million, or 31.1 per cent. The economic profit of HK$5,001 million represented a return of 16.1 per cent to shareholders after deducting the 15.0 per cent benchmark cost of capital of HK$4,648 million invested by shareholders. The benchmark cost of capital was, in management's view, above the true cost of capital under the current low interest rate environment and has been used until the end of the current five year strategic plan period, which expired at the end of 2003, in order to ensure consistency and aid comparability. The sustainable trend of economic profit shows that Hang Seng continues to create value for its shareholders and contributed to the successful achievement of the total shareholders' return target.


                           Year ended                      Year ended
                            31Dec03                          31Dec02
                                                             restated^
                         HK$m          %                HK$m            %

Average invested
  capital              31,021                         31,946

Return on invested
  capital^^             9,649       31.1              10,043         31.5
Cost of capital        (4,648)     (15.0)             (4,785)       (15.0)
Economic profit         5,001       16.1               5,258         16.5


^Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.

^^Return on invested capital represents profit after tax adjusted for non-cash items.


Consolidated Cash Flow Statement


                                               Year ended   Year ended
Figures in HK$m                                   31Dec03      31Dec02

Net cash inflow from operating activities          33,566        4,681

Cash flows from investing activities
Net cash outflow from investment in
  an associated company                                 -          (35)
Dividends received from an associated company          24           38
Purchase of long-term investments                 (98,041)     (96,052)
Proceeds from sale or redemption of
  long-term investments                            69,710       61,213
Purchase of tangible fixed assets                    (142)        (195)
Proceeds from sale of tangible fixed assets            35           14
Interest received from long-term investments        2,496        1,908
Dividends received from long-term investments          56           98
Net cash outflow from investing activities        (25,862)     (33,011)

Cash flows from financing activities
Dividends paid                                    (10,324)      (9,368)
Contribution from minority shareholders                 -           25
Net cash outflow from financing activities        (10,324)      (9,343)

Decrease in cash and cash equivalents              (2,620)     (37,673)

Cash and cash equivalents at 1Jan                  76,817      111,206
Effect of foreign exchange rate changes             3,378        3,284
Cash and cash equivalents at 31Dec                 77,575       76,817


Note: The components of cash and cash equivalents have been reclassified, in light of their liquid nature, to include cash and balances with banks maturing within one month (previously bank balances maturing within three months had been included), and treasury bills and certificates of deposit with less than three months' maturity from the date of acquisition. The figures for 2002 have been restated.


Financial Review

Net interest income


Figures in HK$m                                    2003          2002

Net interest income                              10,179        10,805
Average interest-earning assets                 446,978       439,736
Net interest spread                                2.21%         2.36%
Net interest margin                                2.28%         2.46%


Net interest income decreased by HK$626 million, or 5.8 per cent, compared with 2002. Average interest-earning assets rose by HK$7.2 billion, or 1.6 per cent. Net interest margin narrowed by 18 basis points to 2.28 per cent with a reduction in net interest spread of 15 basis points to 2.21 per cent and a fall in contribution from net free funds of 3 basis points to 0.07 per cent.

The reduction in the average mortgage portfolio yield caused net interest spread to fall by 6 basis points. Decline in spreads on time deposits and interbank placings accounted for a fall of 8 and 6 basis points respectively. This was partly offset by the favourable impact of 5 basis points due to the increase in the lower cost current and savings accounts. The contribution from net free funds was affected by the further decline in market rates and fell by 3 basis points.

The average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 177 basis points below BLR for 2003 (149 basis points below BLR in 2002), before accounting for the effect of cash incentive payments. Cash incentive payments on new mortgage loans of HK$130 million have been written off against interest income in 2003 (HK$105 million in 2002).

Compared with the first half of 2003, net interest income in the second half of 2003 fell by HK$261 million, or 5.0 per cent, with a 26 basis point fall in net interest margin to 2.15 per cent. Net interest spread narrowed by 24 basis points to 2.09 per cent. This was mainly affected by the decline in the average yield on the mortgage portfolio and narrower spreads on time deposits, fixed rate debt securities and interbank placings. The contribution from net free funds was 2 basis points lower at 0.06 per cent.


Other operating income


Figures in HK$m                                        2003      2002

Dividend income
- listed investments                                     52        82
- unlisted investments                                   40        17
                                                         92        99
Fees and commissions
- securities/stockbroking                               361       244
- retail investment funds                               921       700
- insurance                                              82       343
- account services                                      211       255
- remittance                                            132       128
- cards                                                 551       598
- credit facilities                                     231       270
- import/export                                         223       217
- other                                                 192       147
Fees and commissions receivable                       2,904     2,902
Fees and commissions payable                           (349)     (297)
                                                      2,555     2,605
Dealing profits
- foreign exchange                                      764       604
- securities and other trading activities                43        16
                                                        807       620
Insurance underwriting                                1,144       333
Rental income from
  investment properties                                 210       225
Other                                                   390       400
                                                      5,198     4,282


Other operating income recorded strong growth of HK$916 million, or 21.4 per cent, and contributed 33.8 per cent of total operating income, compared with
28.4 per cent in 2002.

Commission from the sale of retail investment funds rose by 31.6 per cent to HK$921 million in 2003. Insurance commissions and underwriting profit together grew by 90.1 per cent, reflecting strong growth in life insurance premiums and the embedded value of the long-term assurance business. Securities/stockbroking fees rose by 48.0 per cent, benefiting from the buoyant market in the second half of the year. Dealing profits grew by 30.2 per cent, mainly contributed by foreign exchange income.

Prior to November 2002, commissions paid by Hang Seng Life Limited (HSLL) to the bank for distribution of life insurance products were reported under 'Fees and commissions - Insurance', while the bank's share of HSLL's underwriting profit after deduction of commission paid was reported under 'Share of profits of associated companies'. After HSLL became a subsidiary of the bank in November 2002, HSLL's underwriting profits before deducting commission payment was reported as 'Insurance underwriting'. This has resulted in the fall of fees and commissions and the rise of underwriting profit in 2003.

Fee income from account services, cards and credit facilities, however, fell by
17.3 per cent, 6.1 per cent and 14.4 per cent respectively.


Analysis of income from wealth management business included in other operating income


Figures in HK$m                                       2003        2002

Investment income
- retail investment funds                              921         700
- securities/stockbroking                              361         244
- margin trading/private banking                       125          68
                                                     1,407       1,012
Insurance income
- life (including embedded value)^                     851         562
- general and others                                   282         257
                                                     1,133         819
                                         Total       2,540       1,831


^The embedded value and underwriting profit of HSLL in 2002 which were reported as share of profits of associated companies instead of other operating income were re-grouped under this heading to conform with the current year's presentation for the purpose of comparison in this analysis.

Income from wealth management comprising income from investment and insurance grew strongly by 38.7 per cent to HK$2,540 million in 2003, representing 48.9 per cent of total other operating income.


Operating expenses


Figures in HK$m                                       2003       2002

Staff costs
- salaries and other costs                           1,860      1,867
- retirement benefit costs                             183        192
                                                     2,043      2,059
Depreciation                                           329        352
Premises and equipment
- rental expenses                                      178        171
- other                                                629        641
                                                       807        812
Other operating expenses                               723        609
                                                     3,902      3,832

Cost:income ratio                                     25.4%      25.4%

Staff numbers (full-time equivalent)                 7,280      7,279


Operating expenses increased by HK$70 million, or 1.8 per cent, to HK$3,902 million. Staff costs decreased by HK$16 million, or 0.8 per cent. Premises and equipment expenses were stable while other operating expenses increased by HK$114 million, or 18.7 per cent. This was mainly due to the increase in marketing and advertising expenditure for investment and other personal financial services products, and the inclusion of the operating expenses of HSLL after it became a subsidiary of the bank in November 2002.

The cost:income ratio in 2003 was maintained at the same level as 2002 at 25.4 per cent.


Provisions for bad and doubtful debts


Figures in HK$m                                         2003      2002

Net charge/(release) for bad and doubtful debts
Advances to customers
Specific provisions
- new provisions                                       1,167     1,231
- releases                                              (315)     (285)
- recoveries                                             (54)      (45)
                                                         798       901
General provisions                                        (6)     (330)
Net charge to profit and loss account                    792       571


Compared with 2002, the net charge for bad and doubtful debts rose by HK$221 million, or 38.7 per cent. This was attributable to the release of HK$330 million in general provisions at the end of 2002 to recognise the reduction in estimated latent loan losses (a small release of HK$6 million in general provisions was made in 2003). Specific provisions decreased by HK$103 million, or 11.4 per cent, to HK$798 million, with substantial improvement in the second half of the year. New and additional specific provisions fell by HK$64 million, or 5.2 per cent, to HK$1,167 million, with the reduction in provisions for credit card advances, corporate and personal loans partly offset by increased provisions for residential mortgages and commercial banking customers. Releases and recoveries rose by HK$39 million, or 11.8 per cent, to HK$369 million, mainly from commercial banking and corporate customers.


Profit on tangible fixed assets and long-term investments


Figures in HK$m                                           2003    2002

Profit on disposal of long-term equity investments
- realisation of amounts previously recognised in
  revaluation reserves at 1Jan                             418     528
- loss arising in current year                              (8)   (105)
                                                           410     423
Profit less loss on disposal of
  held-to-maturity debt securities                          48      46
Profit less loss on disposal of tangible fixed assets        3       1
Provision for impairment of long-term investments            -      (9)
                                                           461     461

Profit on disposal of tangible fixed assets and long-term investments, mainly from the profit on disposal of listed equities and debt securities, was maintained at the same level as 2002.

Taxation

Taxation in the consolidated profit and loss account represents:

                                                      2003        2002
Figures in HK$m                                               restated^

Current tax - provision for Hong Kong profits tax
Tax for the year                                     1,443       1,287
Over-provision in respect of prior years               (39)        (59)
                                                     1,404       1,228
Current tax - taxation outside Hong Kong
Tax for the year                                         4           6
Over-provision in respect of prior years               (14)          -
                                                       (10)          6

Deferred tax
Origination and reversal of temporary differences       70          53
Effect of increase in tax rate on deferred tax
  balances at 1Jan                                      (9)          -
Benefit of previously unrecognised
  tax losses now recognised                            (36)          -
                                                        25          53
Share of associated companies' taxation                  4          20
Total charge for taxation                            1,423       1,307
Effective tax rate                                    12.8%       11.6%



^Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.

The current tax provision is based on the estimated assessable profit in 2003 and, for the bank and subsidiaries operating in the Hong Kong SAR, using the Hong Kong profits tax rate of 17.5 per cent (16.0 per cent for 2002). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the countries in which they operate are used. The effective tax rate for 2003 increased to 12.8 per cent from 11.6 per cent for 2002, mainly reflecting the 1.5 percentage points increase in the Hong Kong profits tax rate.

Following the adoption of the HKSSAP 12 which became effective on 1 January 2003, temporary differences in the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases would give rise to deferred tax assets and liabilities respectively. Deferred tax assets would also arise from unused tax losses and unused tax credits.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available, against which deductible temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also dealt with in reserves. The carrying amount of deferred tax assets/ liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

The impact of the change in accounting policy on deferred tax following the adoption of the HKSSAP 12 in the current year profit and loss account and reserves, and the related prior year adjustment are set out in Note 1 of additional information on page 49.

Earnings per share

The calculation of earnings per share in 2003 is based on earnings of HK$9,539 million (HK$9,920 million in 2002) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2002).


Dividends per share


                                    2003                          2002
                         HK$        HK$m              HK$         HK$m
                   per share                    per share

First interim           2.10       4,015             2.10        4,015
Second interim          1.00       1,912             2.80        5,353
Third interim           1.80       3,441                -            -
Special interim            -           -             0.50          956
                        4.90       9,368             5.40       10,324


Hang Seng has moved to a programme of quarterly dividends starting in January 2004 to acknowledge the increasing importance of dividend flows to our shareholders.


Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business segment information, which is more relevant to Hang Seng in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at the market rate for usage of premises are reflected as inter-segment income for the 'Other' segment and inter-segment expenses for the respective business segments.

(a) By business segment

Hang Seng comprises five business segments. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and Institutional Banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the bank and other market risk positions arising from banking activities. Other mainly represents management of shareholders' funds and investments in premises, investment properties and long-term equities.

Personal Financial Services reported a profit before tax of HK$5,630 million for 2003, a growth of 1.4 per cent over 2002, and contributed 50.6 per cent of the bank's pre-tax profit for the year (49.4 per cent for 2002). Net interest income recorded a decline of 6.2 per cent, affected by the contraction in Government Home Ownership Scheme mortgages, further decline in the mortgage portfolio yield and narrowing of spread on time deposits. Other operating income rose by 30.8 per cent. Wealth management services remained the main growth driver with investment services up by 29.8 per cent. Insurance income rose by 109.4 per cent including the full amount of underwriting profit of Hang Seng Life Limited on consolidation. Income from securities broking and related services, and private banking, also showed encouraging growth. Total funds under management by Hang Seng's asset management and private banking business units grew by HK$17.3 billion, or 42.5 per cent, to HK$57.9 billion at 31 December 2003.

Commercial Banking's profit before tax for 2003 was HK$1,177 million, 6.0 per cent higher than 2002, and made a contribution of 10.6 per cent (9.9 per cent for 2002) to the bank total. Net interest income rose by 4.0 per cent, resulting from a 19.1 per cent growth in customer advances. Other operating income increased by 5.6 per cent, mainly from general insurance income from commercial banking customers and trade services.

Corporate and Institutional Banking suffered from a decline of 18.1 per cent in profit before tax to HK$770 million and contributed 6.9 per cent (8.3 per cent for 2002) to the bank total. The operating result was affected by the compression in corporate lending spreads and a reduction in credit facilities income.

Treasury recorded a growth of 14.6 per cent in pre-tax profit of HK$2,278 million in 2003, which represented 20.4 per cent (17.7 per cent for 2002) of the bank total. Net interest income rose by 8.3 per cent as more funds were re-deployed from interbank placings to capital market investments for yield enhancement. Other operating income increased by 45.4 per cent, mainly in foreign exchange income.

Other showed a decline of 22.4 per cent in profit before tax to HK$1,282 million in 2003 and contributed 11.5 per cent (14.7 per cent for 2002) of the bank total. This decline was mainly attributable to the substantial reduction in free funds contribution following the further decline in market interest rates.


                      Personal                  Corporate &                            Inter-
                     Financial   Commercial   Institutional                           segment
Figures in HK$m       Services      Banking         Banking   Treasury    Other   Elimination     Total

Year ended 31Dec03

Income and expenses

Net interest income      6,175        1,064             543      1,874      523             -    10,179
Other operating income   3,167          930             218        509      374             -     5,198
Inter-segment income         -            -               -          -      345          (345)        -
Total operating income   9,342        1,994             761      2,383    1,242          (345)   15,377
Operating expenses^     (2,518)        (799)           (111)      (148)    (326)            -    (3,902)
Inter-segment
  expenses                (276)         (57)             (7)        (5)       -           345         -
Operating profit before
  provisions             6,548        1,138             643      2,230      916             -    11,475
Provisions for bad
  and doubtful debts      (930)          11             127          -        -             -      (792)
Operating profit         5,618        1,149             770      2,230      916             -    10,683
Profit on tangible
  fixed assets and
  long-term investments     12           28               -         48      373             -       461
Net deficit on
  property revaluation       -            -               -          -      (37)            -       (37)
Share of profits of
  associated companies       -            -               -          -       30             -        30
Profit on ordinary
  activities before
  tax                    5,630        1,177             770      2,278    1,282             -    11,137

Profit on ordinary
  activities before
  tax as a percentage
  of total                50.6%        10.6%            6.9%      20.4%    11.5%            -     100.0%

Operating profit
  excluding
  inter-segment
  transactions           5,894        1,206             777      2,235      571             -    10,683

^Including depreciation   (122)         (20)             (2)        (2)    (183)            -      (329)

At 31Dec03

Total assets           137,988       31,749          68,393    242,014   22,815             -   502,959
Total liabilities      344,281       72,625          19,760      7,225   18,783             -   462,674
Investments in
  associated companies       -            -               -          -      549             -       549
Capital expenditure
  incurred during
  the year                  77           19               4          1       41             -       142

                      Personal                  Corporate &                            Inter-
                     Financial   Commercial   Institutional                           segment
Figures in HK$m       Services      Banking         Banking   Treasury    Other   Elimination     Total

Year ended 31Dec02

Income and expenses

Net interest income      6,583        1,023             640      1,731      828             -    10,805
Other operating income   2,422          881             253        350      376             -     4,282
Inter-segment income         -            -               -          -      408          (408)        -
Total operating income   9,005        1,904             893      2,081    1,612          (408)   15,087
Operating expenses^     (2,450)        (803)           (111)      (132)    (336)            -    (3,832)
Inter-segment expenses    (327)         (67)             (8)        (6)       -           408         -
Operating profit before
  provisions             6,228        1,034             774      1,943    1,276             -    11,255
Provisions for bad and
  doubtful debts          (785)          48             166          -        -             -      (571)
Operating profit         5,443        1,082             940      1,943    1,276             -    10,684
Profit on tangible
  fixed assets and
  long-term investments     21           28               -         45      367             -       461
Net deficit on property
  revaluation                -            -               -          -      (36)            -       (36)
Share of profits of
  associated companies      88            -               -          -       45             -       133
Profit on ordinary
  activities before tax  5,552        1,110             940      1,988    1,652             -    11,242

Profit on ordinary
  activities before tax
  as a percentage of
  total                   49.4%         9.9%            8.3%      17.7%    14.7%            -     100.0%

Operating profit
  excluding
  inter-segment
  transactions           5,770        1,149             948      1,949      868             -    10,684

^Including depreciation   (125)         (22)             (3)        (2)    (200)            -      (352)

At 31Dec02

Total assets           137,762       25,937          64,783    222,879   23,293             -   474,654
Total liabilities      317,076       70,538          11,746      8,360   23,405             -   431,125
Investments in
  associated companies       -            -               -          -      672             -       672
Capital expenditure
  incurred during
  the year                 120           21               4          2       48             -       195




(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.



Figures in HK$m              Hong Kong       Americas       Other       Total

Year ended 31Dec03

Income and expenses

Total operating income          13,981          1,322          74      15,377
Profit on ordinary
 activities before tax           9,781          1,295          61      11,137

At 31Dec03

Total assets                   427,539         65,204      10,216     502,959
Total liabilities              449,243          8,376       5,055     462,674
Capital expenditure
  incurred during the year         130              -          12         142
Contingent liabilities and
  commitments                  107,588            122       1,671     109,381

Year ended 31Dec02

Income and expenses

Total operating income           13,293         1,721          73      15,087
Profit on ordinary activities
  before tax                      9,474         1,699          69      11,242

At 31Dec02

Total assets                    394,165        72,359       8,130     474,654
Total liabilities               416,388         9,444       5,293     431,125
Capital expenditure incurred
  during the year                   187             1           7         195
Contingent liabilities and
  commitments                   106,470             -       1,092     107,562



Cash and short-term funds


Figures in HK$m                                At 31Dec03     At 31Dec02

Cash in hand and balances with banks
  and other financial institutions                  4,780          3,518

Money at call and placings with banks
  maturing within one month                        62,566         67,170
Treasury bills                                      4,557          7,096

                                                   71,903         77,784

Remaining maturity of treasury bills:
- within three months                                 174          5,777
- one year or less but over three months            4,383          1,319
                                                    4,557          7,096

Placings with banks maturing after one month

Figures in HK$m                                At 31Dec03     At 31Dec02

Remaining maturity:
- three months or less but over one
  month                                            15,576         27,996
- one year or less but over three months            2,253          2,923
- five years or less but over one year                200              -
                                                   18,029         30,919

Certificates of deposit

Figures in HK$m                                At 31Dec03     At 31Dec02

Remaining maturity:
- three months or less but not repayable
  on demand                                         1,870          1,772
- one year or less but over three months           10,171          7,312
- five years or less but over one year
  year                                             16,642         21,036

                                                   28,683         30,120
Securities held for dealing purposes

Figures in HK$m                                At 31Dec03     At 31Dec02

Debt securities by remaining maturity:
- three months or less but not repayable
  on demand                                            38             97
- one year or less but over three months              191             90
- five years or less but over one
  year                                                840            890
- over five years                                     146            121

                                                    1,215          1,198
Equity shares                                          17              -
                                                    1,232          1,198

Debt securities held for dealing purposes exclude treasury bills and certificates of deposit which are included under the respective headings in the balance sheet.

Advances to customers

Figures in HK$m                                At 31Dec03     At 31Dec02

Gross advances to customers                       231,999        227,475
Specific provisions                                (1,432)        (1,805)
General provisions                                 (1,101)        (1,108)
                                                  229,466        224,562

Remaining maturity:
- repayable on demand                              11,488         11,983
- three months or less but not repayable
  on demand                                        20,341         18,128
- one year or less but over three months           22,585         21,243
- five years or less but over one year             89,565         84,466
- over five years                                  81,402         84,273
- overdue for more than one month                   1,375          1,301
- non-performing advances                           5,243          6,081
Gross advances to customers                       231,999        227,475
Provisions for bad and doubtful debts              (2,533)        (2,913)
                                                  229,466        224,562

Included in advances to customers are:
- trade bills                                       2,226          2,180
- provisions for bad and doubtful debts               (17)           (78)
                                                    2,209          2,102


Advances to customers (after deduction of interest in suspense and provisions) recorded a growth of HK$4,904 million, or 2.2 per cent, to HK$229.5 billion at 31 December 2003.


Provisions against advances to customers


                                                             Suspended
Figures in HK$m                Specific   General    Total    interest

At 1Jan03                         1,805     1,108    2,913         404
Amounts written off              (1,226)        -   (1,226)       (196)
Recoveries of advances
  written off in previous years      54         -       54           -
New provisions charged to
  profit and loss account         1,167         -    1,167           -
Provisions released to profit
  and loss account                 (369)       (6)    (375)          -
Interest suspended during the
  year                                -         -        -         120
Suspended interest recovered          -         -        -         (35)
Exchange adjustment                   1        (1)       -           -
At 31Dec03                        1,432     1,101    2,533         293


Suspended interest comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Prepayments and accrued income'.


Total provisions as a percentage of gross advances to customers are as follows:


                                       At 31Dec03           At 31Dec02
                                                %                    %

Specific provisions                          0.62                 0.79
General provisions                           0.48                 0.49
Total provisions                             1.10                 1.28



Total provisions as a percentage of gross advances to customers fell to 1.10 per cent at 31 December 2003, compared with 1.28 per cent at the end of 2002. Specific provisions as a percentage of gross advances decreased by 17 basis points to 0.62 per cent. The reduction mainly reflected the writing-off of irrecoverable balances against provisions, repayments and releases on improvement of collateral position and upgrading of doubtful accounts to performing status. General provisions stood at 0.48 per cent of gross advances to customers, compared with 0.49 per cent at the end of 2002.


Non-performing advances to customers and provisions

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:


Figures in HK$m                              At 31Dec03    At 31Dec02

Gross non-performing advances on
  which interest:
- has been placed in suspense                     5,182         5,767
- accrual has ceased                                134           429
                                                  5,316         6,196
Suspended interest                                  (73)         (115)
Gross non-performing advances^(page 29)           5,243         6,081
Specific provisions                              (1,432)       (1,805)
Net non-performing advances                       3,811         4,276

Specific provisions as a percentage of
  gross non-performing advances^                   27.3%         29.7%

Gross non-performing advances^ as a
  percentage of gross advances to customers         2.3%          2.7%


^Stated after deduction of interest in suspense.

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions are made after taking into account the value of collateral held in respect of such advances.

Gross non-performing advances (after deduction of interest in suspense) fell by HK$838 million, or 13.8 per cent, to HK$5,243 million, compared with the end of 2002. The ratio of gross non-performing advances to gross advances to customers further improved to 2.3 per cent from 2.7 per cent at the end of 2002.


Overdue advances to customers

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:


                                         At 31Dec03            At 31Dec02
                                  HK$m            %       HK$m          %

Gross advances to customers^
  which have been overdue with
  respect to either principal or
  interest for periods of:
- six months or less but
  over three months              1,297          0.5        934        0.4
- one year or less but
  over six months                  858          0.4      1,097        0.5
- over one year                  1,152          0.5      2,734        1.2
                                 3,307          1.4      4,765        2.1

Overdue advances to customers
  (as above)                     3,307          1.4      4,765        2.1

Less: overdue advances on which
  interest is still being
  accrued                       (1,108)        (0.5)    (1,131)      (0.5)
Add: advances overdue for
  periods of three months or
  less, or which are not yet
  overdue, and on which interest
  has been placed in suspense
- included in rescheduled
  advances                       1,536          0.7      1,814        0.8
- other                          1,508          0.7        633        0.3
Gross non-performing advances
  (page 28)                      5,243          2.3      6,081        2.7


^Stated after deduction of interest in suspense.

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.


Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers are as follows:


                                         At 31Dec03            At 31Dec02
                                  HK$m            %        HK$m         %
Rescheduled advances
  to customers^                  2,608          1.1       1,831       0.8


^Stated after deduction of interest in suspense.

Rescheduled advances are those advances which have been restructured or renegotiated because of deterioration in the financial position of the borrower leading to an inability to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers (page 29).

Rescheduled advances to customers increased by HK$777 million, or 42.4 per cent, to HK$2,608 million at 31 December 2003, representing 1.1 per cent of gross advances to customers. The increase was due to the debt restructuring of certain corporate customers.

Repossessed assets

In the recovery of non-performing advances, Hang Seng may take repossession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. Specific provisions have been made in respect of such non-performing advances taking into account the net realisable value of the related collateral which is revalued periodically. Upon repossession of the collateral assets, the advances are adjusted to the net realisable value of the repossessed assets, usually resulting in a partial write-off of the advances against specific provisions. Advances with repossessed collateral assets will continue to be accounted for as 'Advances to customers' and classified as non-performing. The aggregate valuation of the repossessed collateral assets amounted to:


Figures in HK$m                            At 31Dec03       At 31Dec02

Repossessed collateral assets                     506              638


Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 31 December 2003, over 90 per cent of Hang Seng's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from the position at 31 December 2002).

Gross advances to customers by industry sector

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:


Figures in HK$m                                At 31Dec03   At 31Dec02

Gross advances to customers for use in
  Hong Kong

Industrial, commercial and financial sectors
Property development                               16,828       19,300
Property investment                                34,555       31,507
Financial concerns                                  6,109        2,071
Stockbrokers                                          226          219
Wholesale and retail trade                          4,376        3,941
Manufacturing                                       2,556        2,037
Transport and transport equipment                  10,139        9,238
Other                                              17,727       19,521
                                                   92,516       87,834

Individuals
Advances for the purchase of flats under
  the Government Home Ownership Scheme,
  Private Sector Participation Scheme and
  Tenants Purchase Scheme                          30,431       35,050
Advances for the purchase of other
  residential properties                           79,830       78,518
Credit card advances                                5,430        5,578
Other                                               5,779        6,251
                                                  121,470      125,397
Total gross advances for use in Hong Kong         213,986      213,231
Trade finance                                      11,322        9,751
Gross advances for use outside Hong Kong            6,691        4,493
Gross advances to customers                       231,999      227,475


Lending to the industrial, commercial and financial sectors grew by HK$4,682 million, or 5.3 per cent, since the end of 2002. The increase was mainly in lending to financial concerns which included the financing vehicles of large corporate groups and public sector entities engaged in financing activities. Lending to transport and transport equipment concerns also increased, mainly to public transport companies. Lending to the property sector was in line with 2002, whilst lending under the 'Other' sector fell, mainly due to the repayment of certain large corporate loans.

Lending to individuals fell by HK$3,927 million, or 3.1 per cent. This was affected by the fall of HK$4,619 million, or 13.2 per cent, in advances under the suspended Government Home Ownership Scheme and other Government subsidised home purchasing schemes, excluding which lending to individuals rose by HK$692 million, or 0.8 per cent. Residential mortgages increased by HK$1,312 million, or 1.7 per cent, following the pick-up in property market activities in the third and fourth quarters.

Trade finance rose by HK$1,571 million, or 16.1 per cent, benefiting from the improvement in external trade.

Gross advances for use outside Hong Kong grew by HK$2,198 million, or 48.9 per cent, mainly reflecting the expansion in the loan portfolios of Mainland branches.


Long-term investments


                                                  Carrying value
Figures in HK$m                              At 31Dec03     At 31Dec02

Held-to-maturity debt securities
Issued by public bodies
- central governments and central banks          12,408         10,664
- other public sector entities                   12,365          9,219
                                                 24,773         19,883
Issued by other bodies
- banks and other financial institutions         68,230         40,011
- corporate entities                             18,747         16,960
                                                 86,977         56,971
                                                111,750         76,854
Equity investments
Issued by corporate entities                      2,131          2,315
                                                113,881         79,169

Held-to-maturity debt securities
- listed in Hong Kong                             3,001          2,340
- listed outside Hong Kong                       24,687         19,551
                                                 27,688         21,891
- unlisted                                       84,062         54,963
                                                111,750         76,854
Equity investments
- listed in Hong Kong                             1,313          1,603
- listed outside Hong Kong                           87             70
                                                  1,400          1,673
- unlisted                                          731            642
                                                  2,131          2,315

                                                113,881         79,169


Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of maturity. Equity investments are stated at fair value.

Investment in held-to-maturity debt securities rose by HK$34.9 billion, or 45.4 per cent, to HK$111.8 billion, with funds from the growth in customer deposits and re-deployment of funds from interbank placings to enhance net interest yield. Over 95 per cent of the held-to-maturity debt securities will mature within five years. The fair value of the held-to-maturity debt securities amounted to HK$112.6 billion, showing an unrealised gain of HK$0.9 billion at 31 December 2003.


The following table shows the fair value of held-to-maturity debt securities:

                                                     Fair value
Figures in HK$m                              At 31Dec03     At 31Dec02

Held-to-maturity debt securities
Issued by public bodies
- central governments and central banks          12,578         10,924
- other public sector entities                   12,763          9,645
                                                 25,341         20,569
Issued by other bodies
- banks and other financial institutions         68,375         40,213
- corporate entities                             18,929         17,241
                                                 87,304         57,454
                                                112,645         78,023

Held-to-maturity debt securities
- listed in Hong Kong                             3,074          2,403
- listed outside Hong Kong                       24,790         19,777
                                                 27,864         22,180
- unlisted                                       84,781         55,843
                                                112,645         78,023

Maturity analysis of held-to-maturity debt securities:

                                                   Carrying value
Figures in HK$m                              At 31Dec03     At 31Dec02

Remaining maturity:
- repayable on demand                                78              -
- three months or less but
  not repayable on demand                         6,827         14,875
- one year or less but over three months         17,474          8,911
- five years or less but over one year           82,130         50,807
- over five years                                 5,241          2,261
                                                111,750         76,854
Other assets
                                               At 31Dec03   At 31Dec02
Figures in HK$m                                               restated^

Unrealised gains on off-balance sheet
  interest rate, exchange rate and
  other derivative contracts
  which are marked to market                        1,664          981
Deferred taxation                                      52           73
Items in the course of collection from other
  banks                                             3,244        2,886
Prepayments and accrued income                      2,179        2,143
Long-term assurance assets
  attributable to policy holders                    4,982        2,897
Other accounts                                      3,815        3,340
                                                   15,936       12,320

Remaining maturity:
- three months or less                              8,811        6,929
- one year or less but over three months              770          637
- five years or less but over one year                183          968
- over five years                                   6,135        3,745
                                                   15,899       12,279
- overdue^^
  -- six months or less but over three months           5            5
  -- one year or less but over six months               8            9
  -- over one year                                     24           27
                                                       37           41
                                                   15,936       12,320


^Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.

^^Represented mainly by overdue interest receivable included under 'Prepayments and accrued income'.

Other assets increased by HK$3,616 million, or 29.4 per cent, to HK$15,936 million, compared with HK$12,320 million at 31 December 2002, reflecting the increase in long-term assurance assets attributable to policy holders and unrealised marked-to-market gains on off-balance sheet derivative contracts.


Current, savings and other deposit accounts

Figures in HK$m                              At 31Dec03     At 31Dec02

Customer deposit accounts
- current accounts                               48,568         36,242
- savings accounts                              205,769        154,476
- time and other deposits                       177,634        206,973
Certificates of deposit in issue                  7,927         15,916
Other debt securities in issue                       15             86
                                                439,913        413,693

Customer deposit accounts
Repayable on demand                             281,296        210,351
With agreed maturity dates or periods of
  notice, by remaining maturity:
- three months or less but
  not repayable on demand                       139,123        180,380
- one year or less but over three
  months                                          7,474          6,701
- five years or less but over one year            3,720            259
- over five years                                   358              -
                                                431,971        397,691

Certificates of deposit in issue
Remaining maturity:
- three months or less but
  not repayable on demand                           908          2,887
- one year or less but over three
  months                                          1,132          9,635
- five years or less but over one year            5,685          3,189
- over five years                                   202            205
                                                  7,927         15,916

Other debt securities in issue
Remaining maturity:
- three months or less but
  not repayable on demand                            15             48
- one year or less but over three months              -             38
                                                     15             86
                                                439,913        413,693


Current, savings and other deposit accounts increased by HK$26.2 billion, or 6.3 per cent, to HK$439.9 billion, compared with HK$413.7 billion at 31 December 2002. The growth was mainly in customer deposit accounts which grew by HK$34.3 billion, or 8.6 per cent. During the year, customers continued to shift from time deposits to savings and current accounts in the prevailing low interest rate environment.

Certificates of deposit and other debt securities in issue fell by HK$8.1 billion, or 50.4 per cent, to HK$7.9 billion following the maturity of part of the certificates of deposit portfolio.


Deposits from banks


Figures in HK$m                              At 31Dec03     At 31Dec02

Repayable on demand                                 654            555
With agreed maturity dates or periods of
  notice, by remaining maturity:
- three months or less but
  not repayable on demand                           448            515
- one year or less but over three months            100              2
                                                  1,202          1,072

Financial Review (continued)

Other liabilities
                                               At 31Dec03   At 31Dec02
Figures in HK$m                                               restated^

Short positions in securities                       1,514        2,916
Unrealised losses on off-balance sheet
  interest rate, exchange rate and
  other derivative contracts which
  are marked to market                              1,277          832
Current taxation                                      523          249
Deferred taxation                                     643          635
Items in the course of transmission
  to other banks                                    3,968        4,629
Accruals and deferred income                        2,155        1,668
Provisions for other liabilities and charges          363          313
Long-term liabilities attributable to
  policy holders                                    4,982        2,897
Other                                               3,722          606
                                                   19,147       14,745


^Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.

Other liabilities increased by HK$4,402 million, or 29.9 per cent, to HK$19,147 million, compared with HK$14,745 million at 31 December 2002, reflecting the increase in long-term liabilities attributable to policy holders, the subscription money received on launch of retail investment funds and dividend payable included under the 'Other' item. These were partly offset by a reduction in the short positions in securities and items in the course of transmission to other banks.


Shareholders' funds


                                               At 31Dec03   At 31Dec02
Figures in HK$m                                               restated^

Share capital                                       9,559        9,559
Retained profits                                   19,720       19,440
Premises and investment properties
  revaluation reserves                              5,813        6,667
Long-term equity investment
  revaluation reserve                               1,009        1,011
Capital redemption reserve                             99           99
Total reserves                                     26,641       27,217
                                                   36,200       36,776
Proposed dividends                                  3,441        6,309
Shareholders' funds                                39,641       43,085

Return on average shareholders' funds                23.4%        23.1%


^Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 49.

There was no purchase, sale or redemption of the bank's listed securities by the bank or any of its subsidiaries during the year.

Shareholders' funds (excluding proposed dividends) fell by HK$576 million, or
1.6 per cent, to HK$36,200 million at 31 December 2003. Retained profits rose by HK$280 million. Premises and investment properties revaluation reserves fell by HK$854 million, reflecting the decline in property value compared with the year-end 2002 and the provision for deferred tax on the property revaluation surplus following the adoption of the HKSSAP 12.

The return on average shareholders' funds was 23.4 per cent, compared with 23.1 per cent in 2002.


Capital resources management

Analysis of capital base and risk-weighted assets


Figures in HK$m                                At 31Dec03   At 31Dec02

Capital base
Tier 1 capital
- share capital                                     9,559        9,559
- retained profits                                 19,084       18,795
- capital redemption reserve                           99           99
- total                                            28,742       28,453

Tier 2 capital
- premises and investment properties
  revaluation reserves                              4,096        5,153
- long-term equity investment
  revaluation reserve                                 688          705
- general provisions                                1,101        1,108
- total                                             5,885        6,966

Unconsolidated investments and
  other deductions                                 (1,283)      (1,376)
Total capital base after deductions                33,344       34,043

Risk-weighted assets
On-balance sheet                                  234,251      222,758
Off-balance sheet                                  15,047       16,262
Total risk-weighted assets                        249,298      239,020
Total risk-weighted assets adjusted for
  market risk                                     253,326      239,426

Capital adequacy ratios
After adjusting for market risk
- tier 1^                                            11.3%        11.9%
- total^                                             13.2%        14.2%

Before adjusting for market risk
- tier 1                                             11.5%        11.9%
- total                                              13.4%        14.2%


^The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.

The total capital ratio fell by 100 basis points to 13.2 per cent at 31 December 2003, compared with 14.2 per cent at 31 December 2002. The capital base recorded a reduction of 2.1 per cent, mainly due to the fall in premises and investment properties revaluation reserves. Risk-weighted assets adjusted for market risk, on the other hand, grew by 5.8 per cent, mainly attributable to the rise in total assets which included advances to customers and debt securities.

The tier 1 capital ratio dropped by 60 basis points to 11.3 per cent, as a result of the growth in risk-weighted assets adjusted for market risk.


Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

                                                        2003     2002
The bank and its major banking subsidiaries             46.2%    44.4%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m                                         2003      2002

Operating profit                                      10,683    10,684
Net interest income                                  (10,179)  (10,805)
Dividend income                                          (92)      (99)
Provisions for bad and doubtful debts                    792       571
Depreciation                                             329       352
Amortisation of long-term investments                    203       (96)
Advances written off net of recoveries                (1,172)   (1,148)
Interest received                                     10,240    13,068
Interest paid                                         (2,747)   (4,450)
Operating profit before changes in working capital     8,057     8,077
Change in cash and short-term funds                       99      (762)
Change in placings with banks
  maturing after one month                            12,890    12,085
Change in certificates of deposit                      1,392    (7,022)
Change in securities held for dealing purposes           (34)      969
Change in advances to customers                       (4,524)   (1,549)
Change in amounts due from immediate holding
  company and fellow subsidiary companies                341     1,281
Change in other assets                                (3,491)   (3,737)
Change in customer deposit accounts                   34,280     1,927
Change in debt securities in issue                    (8,060)   (2,562)
Change in deposits from banks                            130    (1,550)
Change in amounts due to immediate holding
  company and fellow subsidiary companies                797       564
Change in other liabilities                            4,199     2,941
Elimination of exchange differences
  and other non-cash items                           (11,984)   (5,239)
Cash generated from operating activities              34,092     5,423
Taxation paid                                           (526)     (742)
Net cash inflow from operating activities             33,566     4,681

(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m                                  At 31Dec03   At 31Dec02

Cash in hand and balances with banks and
  other financial institutions                        5,823        3,676
Money at call and placings with banks
  maturing within one month                          71,658       70,562
Treasury bills                                           91        2,531
Certificates of deposit                                   3           48
                                                     77,575       76,817


Note: The components of cash and cash equivalents have been reclassified, in light of their liquid nature, to include cash and balances with banks maturing within one month (previously bank balances maturing within three months had been included), and treasury bills and certificates of deposit with less than three months' maturity from the date of acquisition. The figures for 2002 have been restated.


Contingent liabilities, commitments and derivatives


                                                     Credit      Risk-
                                      Contract   equivalent   weighted
Figures in HK$m                         amount       amount     amount

At 31Dec03

Contingent liabilities:
Guarantees                              12,401       12,143      3,622

Commitments:
Documentary credits and short-term
  trade-related transactions             8,098        1,620      1,613
Undrawn formal standby facilities,
  credit lines and other commitments
  to lend:
- under one year                        69,099            -          -
- one year and over                     19,623        9,811      8,949
Other                                      160          160         62
                                        96,980       11,591     10,624

Exchange rate contracts:
Spot and forward foreign exchange       76,408        1,080        322
Other exchange rate contracts           33,160          401        141
                                       109,568        1,481        463

Interest rate contracts:
Interest rate swaps                     91,629        1,300        315
Other interest rate contracts           17,578           45         21
                                       109,207        1,345        336

Other derivative contracts                 297            9          2

                                                     Credit      Risk-
                                      Contract   equivalent   weighted
Figures in HK$m                         amount       amount     amount

At 31Dec02

Contingent liabilities:
Guarantees                              13,864       13,717      4,321

Commitments:
Documentary credits and short-term
  trade-related transactions             6,982        1,400      1,394
Undrawn formal standby facilities,
  credit lines and other commitments
  to lend:
- under one year                        65,110            -          -
- one year and over                     21,565       10,783      9,840
Other                                       41           41         41
                                        93,698       12,224     11,275

Exchange rate contracts:
Spot and forward foreign exchange       73,607          894        251
Other exchange rate contracts           24,104          261         55
                                        97,711        1,155        306

Interest rate contracts:
Interest rate swaps                     64,443        1,454        357
Other interest rate contracts            7,969            8          2
                                        72,412        1,462        359

Other derivative contracts                 177            6          1



The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.


Figures in HK$m                           At 31Dec03        At 31Dec02

Replacement cost
Exchange rate contracts                          876               485
Interest rate contracts                          997             1,231
Other derivative contracts                         -                 1
                                               1,873             1,717


The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-trading contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:


                                 Banks &
                                   other     Public
                               financial     sector
Figures in HK$m             institutions   entities    Other     Total

At 31Dec03

Asia-Pacific excluding Hong
  Kong
- Australia                       19,251        170    1,362    20,783
- other                           23,543      1,377    3,749    28,669
                                  42,794      1,547    5,111    49,452
The Americas
- Canada                          17,982     10,527      686    29,195
- other                            8,051      7,215    9,441    24,707
                                  26,033     17,742   10,127    53,902
Western Europe
- Germany                         20,417        863      371    21,651
- United Kingdom                  20,378         16    4,091    24,485
- other                           54,061      1,601    4,144    59,806
                                  94,856      2,480    8,606   105,942

At 31Dec02

Asia-Pacific excluding Hong
  Kong
- Australia                       19,259      2,819    2,265    24,343
- other                           24,228        841    3,175    28,244
                                  43,487      3,660    5,440    52,587
The Americas
- Canada                          11,105      7,699      440    19,244
- other                            6,136      4,557    7,199    17,892
                                  17,241     12,256    7,639    37,136
Western Europe
- Germany                         21,349      1,312      548    23,209
- United Kingdom                  22,623          -    4,051    26,674
- other                           47,654      2,557    2,810    53,021
                                  91,626      3,869    7,409   102,904


Additional information

1. Accounting policies

This news release has been prepared on a basis consistent with the accounting policies adopted in the 2002 financial statements except for the following:

Income Tax

In prior years, deferred tax liabilities were provided for using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, Hang Seng has changed its policy for deferred tax in order to comply with Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income Taxes' issued by the Hong Kong Society of Accountants. Details of the new policy are set out in the note on Taxation on page 18.

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements in 2003 showing the impact of the adoption of HKSSAP 12, are as follows:


                      Depreciation   Revaluation
                        allowances            of
                         in excess    properties
                        of related           and      General
Figures in HK$m       depreciation      equities   provisions   Other   Total

At 1Jan03                       20           685         (177)     34     562
Charged/(credited) to
  profit and loss
  account
- without adopting
  HKSSAP 12                      -             -            -      74      74
- adopting HKSSAP 12             -            (4)         (15)    (30)    (49)
Charged to reserves              -             4            -       -       4
At 31Dec03                      20           685         (192)     78     591


The balances of deferred tax assets and deferred tax liabilities in the consolidated balance sheet at 31 December 2003 were HK$52 million and HK$643 million respectively (HK$73 million and HK$635 million respectively at 31 December 2002). The deferred tax released to the profit and loss account in 2003 was HK$49 million, compared with a charge of HK$41 million in 2002.

The adoption of HKSSAP 12 represents a change in accounting policy which has been applied retrospectively. The change in accounting policy has been reflected by way of a prior year adjustment and the comparative figures for 2002 have been restated to conform with the current year's presentation accordingly.


Consolidated Profit and Loss Account


                                                            Year ended
Figures in HK$m                                                31Dec02

Tax on profit on ordinary activities
- as previously reported                                        (1,266)
- adoption of HKSSAP 12                                            (41)
- as restated                                                   (1,307)



Consolidated Balance Sheet


                             Premises and     Long-term
                               investment        equity
                               properties    investment   Deferred      Deferred
                  Retained    revaluation   revaluation        tax           tax
Figures in HK$m    profits       reserves       reserve     assets   liabilities

31Dec02

As previously
  reported          19,242          7,324         1,031         21           104
Adoption of
  HKSSAP 12            198           (657)          (20)        52           531
As restated         19,440          6,667         1,011         73           635

31Dec01
As previously
  reported          19,499          8,119         2,323         34             -
Adoption of
  HKSSAP 12            254           (766)          (49)        77           638
As restated         19,753          7,353         2,274        111           638


2. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. Property revaluation

Hang Seng's premises and investment properties were revalued by Chesterton Petty Limited, an independent professional valuer, at 30 September 2003, who confirmed that there had been no material change in valuations at 31 December 2003. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. The property revaluation has resulted in a fall in Hang Seng's revaluation reserves at 31 December 2003 by HK$618 million and a charge of HK$37 million to the profit and loss account for the year in respect of properties where the valuation has fallen below the depreciated historical cost.

4. Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period, and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting and the HKMA has expressed itself satisfied with Hang Seng's market risk management process.

Hang Seng's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios for 2003 and 2002 are shown in the tables below.


VAR


                                           Minimum   Maximum   Average
                                            during    during       for
                                               the       the       the
Figures in HK$m               At 31Dec03      year      year      year

VAR for all interest rate
  risk and foreign exchange
  risk                               271       186       473       321
VAR for foreign exchange
  risk (trading)                      57         2       156        32
VAR for interest rate risk
- trading                              1         1        11         4
- accrual                            264       186       472       315

                                           Minimum   Maximum   Average
                                            during    during       for
                                               the       the       the
Figures in HK$m               At 31Dec02      year      year      year

VAR for all interest rate
  risk and foreign exchange
  risk                               234       194       520       326
VAR for foreign exchange
  risk (trading)                       3         3         5         4
VAR for interest rate risk
- trading                              1         -         9         2
- accrual                            233       192       515       325


The average daily revenue earned from market risk-related treasury activities in 2003, including accrual book net interest income and funding related to dealing positions, was HK$8 million (HK$7 million for 2002). The standard deviation of these daily revenues was HK$7 million (HK$3 million for 2002). An analysis of the frequency distribution of daily revenues shows that out of 248 trading days in 2003, losses were recorded on only eight days and the maximum daily loss was HK$67 million. The most frequent result was a daily revenue of between HK$6 million and HK$10 million, with 176 occurrences. The highest daily revenue was HK$43 million.

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for 2003 was HK$2 million (HK$2 million for 2002). Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out in Note 5 on page 54, are managed by the Asset and Liability Management Committee (ALCO).

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for 2003 was HK$6 million (HK$5 million for 2002).

5. Foreign currency positions

Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 31 December 2003, the US dollar was the only currency in which Hang Seng had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.


Figures in HK$m                             At 31Dec03      At 31Dec02


US dollar non-structural position

Spot assets                                    162,330         173,129
Spot liabilities                              (151,706)       (156,175)
Forward purchases                               40,537          35,222
Forward sales                                  (35,587)        (39,974)
Net long non-structural position                15,574          12,202

At 31 December 2003, Hang Seng's major structural foreign currency positions were US dollar and renminbi.

                                   At 31Dec03                 At 31Dec02
                                         % of                       % of
                                    total net                  total net
                                   structural                 structural
                        HK$m         position      HK$m         position
Structural position
US dollar                841             68.5       792             84.2
Renminbi                 282             23.0        95             10.1


6. Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

In 2003, Hang Seng entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. Hang Seng participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

Hang Seng used the IT and shared an automated teller machine network with its immediate holding company, and used certain processing services of a fellow subsidiary on a cost recovery basis. Hang Seng also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator, and the bank acted as agent for the marketing of Mandatory Provident Fund products and distribution of retail investment funds for two fellow subsidiary companies. The premiums, commissions and other fees on these transactions are determined on an arm's length basis.

The aggregate amount of income and expenses arising from these transactions during the year, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the year-end are as follows:


Income and expenses for the year

                                          Year ended        Year ended

Figures in HK$m                              31Dec03           31Dec02

Interest income                                  195               263
Interest expense                                  17                15
Other operating income                           244               135
Operating expenses                               618               570

Balances at year-end

Figures in HK$m                            At 31Dec03       At 31Dec02

Total amount due from                          13,715            7,471
Total amount due to                             2,412            1,615
Total contract sum of
  off-balance sheet transactions               35,121           25,558


(b) Associated companies

Hang Seng maintained an interest-free shareholders' loan to an associated company. The balance at 31 December 2003 was HK$229 million (HK$208 million at 31 December 2002). Prior to Hang Seng Life Limited (HSLL) becoming a subsidiary (formerly an associated company) of the bank in November 2002, the agency commission for the marketing of life insurance products paid by HSLL to the bank amounted to HK$255 million for 2002.

(c) Ultimate holding company

In 2003, no transaction was conducted with the bank's ultimate holding company (same as 2002).

(d) Key management personnel

In 2003, no material transaction was conducted with key management personnel of Hang Seng and its holding companies and parties related to them (same as 2002).

7. Statutory accounts

The information in this news release does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2003, which will be delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The statutory accounts comply with the module on 'Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2002. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 1 March 2004.

8. Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

9. Register of shareholders

The Register of Shareholders of Hang Seng Bank will be closed on Wednesday, 17 March 2004, during which no transfer of shares can be registered. In order to qualify for the third interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 16 March 2004. The third interim dividend will be payable on Thursday, 25 March 2004 to shareholders on the Register of Shareholders of the bank on Wednesday, 17 March 2004.

10. News release

Copies of this news release may be obtained from the Company Secretary Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2003 Annual Report and Accounts will be available from the same website on Monday, 1 March 2004 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2003 Annual Report will be sent to shareholders in late March 2004.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  01 March 2004